SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A21 (Amendment No. 21)

Under the Securities Exchange Act of 1934

RegeneRx Biopharmaceuticals, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

75886X 10 8
(CUSIP Number)

Marino Zigrossi
Managing Director
Essetifin S.p.A.

Via Sudafrica, 20

Rome, RM 00144

Italy
+39 06 5427711
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Essetifin S.p.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 34,989,080
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 34,989,080
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,989,080
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.7% (based on 121,726,402 shares of Common Stock outstanding as of August 7, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2018)

(14)	TYPE OF REPORTING PERSON CO

1

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Paolo Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 34,989,080
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 34,989,080
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,989,080
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.7% (based on 121,726,402 shares of Common Stock outstanding as of August 7, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2018)

(14)	TYPE OF REPORTING PERSON IN

2

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Enrico Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 34,989,080
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 34,989,080
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,989,080
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.7% (based on 121,726,402 shares of Common Stock outstanding as of August 7, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2018)

(14)	TYPE OF REPORTING PERSON IN

3

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Francesca Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 34,989,080
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 34,989,080
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,989,080
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.7% (based on 121,726,402 shares of Common Stock outstanding as of August 7, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2018)

(14)	TYPE OF REPORTING PERSON IN

4

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Silvia Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 34,989,080
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 34,989,080
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,989,080
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.7% (based on 121,726,402 shares of Common Stock outstanding as of August 7, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2018)

(14)	TYPE OF REPORTING PERSON IN

5

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Martina Cavazza Preta
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 34,989,080
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 34,989,080
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,989,080
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.7% (based on 121,726,402 shares of Common Stock outstanding as of August 7, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2018)

(14)	TYPE OF REPORTING PERSON IN

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Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 21 by Essetifin S.p.A., an Italian corporation (“Essetifin”), Paolo Cavazza, an Italian citizen, Enrico Cavazza, an Italian citizen, Francesca Cavazza, an Italian citizen, Silvia Cavazza, an Italian citizen, and Martina Cavazza Preta, an Italian citizen (together with Essetifin, Paolo Cavazza, Enrico Cavazza, Francesca Cavazza and Silvia Cavazza, the “Reporting Parties”), amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2003, as amended by Amendment No. 1 filed with the SEC on January 26, 2004, Amendment No. 2 filed with the SEC on September 9, 2004, Amendment No. 3 filed with the SEC on September 22, 2004, Amendment No. 4 filed with the SEC on January 19, 2005, Amendment No. 5 filed with the SEC on June 24, 2005, Amendment No. 6 filed with the SEC on March 16, 2006, Amendment No. 7 filed with the SEC on July 24, 2006, Amendment No. 8 filed with the SEC on January 3, 2007, Amendment No. 9 filed with the SEC on January 10, 2008, Amendment No. 10 filed with the SEC on March 10, 2008, Amendment No. 11 filed with the SEC on April 4, 2008, Amendment No. 12 filed with the SEC on December 19, 2008, Amendment No. 13 filed with the SEC on April 13, 2009, Amendment No. 14 filed with the SEC on October 19, 2009, Amendment No. 15 filed with the SEC on July 9, 2010, Amendment No. 16 filed with the SEC on January 14, 2011, Amendment No. 17 filed with the SEC on October 25, 2012, Amendment No. 18 filed with the SEC on September 24, 2013, Amendment No. 19 filed with the SEC on October 17, 2017, and Amendment No. 20 filed with the SEC on March 14, 2018 (the “Schedule 13D”), with respect to the common stock, $0.001 par value (the “Common Stock”), of RegeneRx Biopharmaceuticals, Inc. (the “Issuer”), a Delaware corporation whose principal offices are located at 15245 Shady Grove Road, Suite 470, Rockville, MD 20850.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

On September 27, 2018, Essetifin exercised its option to convert the Convertible Promissory Note, originally issued on September 11, 2013 and reissued on March 13, 2018, by the Issuer to Essetifin in an initial principal amount of $150,000 (the “Note”), including all accrued but unpaid interest thereon, into shares of Common Stock at a conversion price of $0.06 per share of Common Stock. As a result of the such conversion and as of September 27, 2018, Essetifin directly owns 34,989,080 shares of Common Stock, which includes 3,133,681 shares of Common Stock that were issued upon conversion the Note.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of September 27, 2018, Essetifin is the beneficial owner of 34,989,080 shares of Common Stock representing 28.7% of the Issuer’s outstanding Common Stock, based on 121,726,402 shares of Common Stock outstanding as of August 7, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2018.

As of September 27, 2018, each of Paolo Cavazza, Enrico Cavazza, Francesca Cavazza, Silvia Cavazza and Martina Cavazza Preta is the beneficial owner of 34,989,080 shares of Common Stock representing 28.7% of the Issuer’s outstanding Common Stock, based on 121,726,402 shares of Common Stock outstanding as of August 7, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2018.

(b) The number of shares of Common Stock as to which Essetifin has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Essetifin shares the power to vote or direct the vote is 34,989,080. The number of shares of Common Stock as to which Essetifin has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Essetifin shares the power to dispose or direct the disposition is 34,989,080.

The number of shares of Common Stock as to which each of Paolo Cavazza, Enrico Cavazza, Francesca Cavazza, Silvia Cavazza and Martina Cavazza Preta has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which each of Paolo Cavazza, Enrico Cavazza, Francesca Cavazza, Silvia Cavazza and Martina Cavazza Preta shares the power to vote or direct the vote is 34,989,080. The number of shares of Common Stock as to which each of Paolo Cavazza, Enrico Cavazza, Francesca Cavazza, Silvia Cavazza and Martina Cavazza Preta has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which each of Paolo Cavazza, Enrico Cavazza, Francesca Cavazza, Silvia Cavazza and Martina Cavazza Preta shares the power to dispose or direct the disposition is 34,989,080.

(c) See Item 4 above.

(d) Not applicable.

(e) Not applicable.

*****

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Essetifin S.p.A. is true, complete and correct.

Date: September 28, 2018

ESSETIFIN S.P.A.

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Managing Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Paolo Cavazza is true, complete and correct.

Date: September 28, 2018

PAOLO CAVAZZA

	By:	/s/ Nicola Wullschleger
Name: Nicola Wullschleger
Title: Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Enrico Cavazza is true, complete and correct.

Date: September 28, 2018

ENRICO CAVAZZA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Francesca Cavazza is true, complete and correct.

Date: September 28, 2018

FRANCESCA CAVAZZA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Silvia Cavazza is true, complete and correct.

Date: September 28, 2018

SILVIA CAVAZZA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Martina Cavazza Preta is true, complete and correct.

Date: September 28, 2018

MARTINA CAVAZZA PRETA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

** Power of attorney was previously filed with Securities and Exchange Commission as an exhibit to the Form 3/A filed on October 4, 2017, with respect to the common stock of Fennec Pharmaceuticals, Inc.

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